The HOPEA representation that will be included in LBMLT 2006-8 will be substantially the same as the HOPEA representation included in 2006-5. The 2006-5 representation is set forth below.

        (xlvi) No Mortgage Loan is subject to the requirements of the Home Ownership and Equity Protection Act of 1994, as amended, or is a “high cost” or “predatory” loan under any state or local law or regulation applicable to the originator of such Mortgage Loan or which would result in liability to the purchaser or assignee of such Mortgage Loan under any predatory or abusive lending law;

The 2006-8 representation is set forth below.

        (xlvi) No Mortgage Loan is subject to the requirements of the Home Ownership and Equity Protection Act of 1994, as amended (“HOEPA”), or is a “high cost” or “predatory” loan under any state or local law or regulation applicable to the originator of such Mortgage Loan or which would result in liability to the purchaser or assignee of such Mortgage Loan under any predatory or abusive lending law. As part of its due diligence process, the Seller conducted a statistically relevant sampling of approximately 7.50% of the Mortgage Loans in the Trust. The Mortgage Loans sampled include refinance and purchase loans. None of the Mortgage Loans sampled exceeds the thresholds set by HOEPA. The Seller confirms that its sampling procedure is effective in identifying mortgage loans that exceed the thresholds set by HOEPA. The Seller believes the sampled Mortgage Loans are representative of the Mortgage Loans in the Trust and is not aware of any Mortgage Loans in the Trust that were not sampled that exceed the thresholds set by HOEPA;

The S&P high cost (Glossary) representation that will be included in LBMLT 2006-8 will be the same as the S&P high cost (Glossary) representation in LBMLT 2006-5.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this e-mail communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
Any legends, disclaimers or other notices that may appear at the bottom of the email communication relating to (1) no representation that these materials are accurate or complete and may not be updated or (2) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.